                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 5)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 16, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308                SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)   [ ]
                                                                   (b)   [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                        OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                       [ ]


(6)   Citizenship or Place of Organization
                              ENCAP ENERGY CAPITAL FUND III, L.P. ("ENCAP
                              III") IS A LIMITED PARTNERSHIP ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS

      Number of         (7)      Sole Voting Power            2,021,322(1)
      Shares Bene-
      ficially          (8)      Shared Voting Power                   0
      Owned by
      Each              (9)      Sole Dispositive Power       2,021,322(1)
      Reporting
      Person With       (10)     Shared Dispositive Power              0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     2,021,322

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                      [ ]


(13)  Percent of Class Represented by Amount in Row (11)
                                                                       11.6%(2)

(14)  Type of Reporting Person (See Instructions)
                                                                           PN
------------------------------------------------------------------------------

     (1) As exercised through its sole general partner, EnCap Investments
L.L.C.

     (2) Based on 16,696,597 shares of Common Stock issued and outstanding on March 18, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 26, 2003.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY ACQUISITION III-B, INC.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [ ]
                                                                    (b)   [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                        OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                       [ ]


(6)   Citizenship or Place of Organization
                               ENCAP ENERGY ACQUISITION III-B, INC. ("ENCAP
                               ACQUISITION III-B") IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS

      Number of          (7)      Sole Voting Power          1,445,537(1)
      Shares Bene-
      ficially           (8)      Shared Voting Power                 0
      Owned by
      Each               (9)      Sole Dispositive Power     1,445,537(1)
      Reporting
      Person With        (10)     Shared Dispositive Power            0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,445,537

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                       [ ]


(13) Percent of Class Represented by Amount in Row (11)
                                                                      8.4%(2)

(14) Type of Reporting Person (See Instructions)
                                                                          CO
-------------------------------------------------------------------------------

     (1) As exercised through its controlling person, EnCap Energy Capital Fund III-B, L.P.

     (2) Based on 16,696,597 shares of Common Stock issued and outstanding on March 18, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 26, 2003.

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III-B, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          [ ]


(6)   Citizenship or Place of Organization
                                  ENCAP ENERGY CAPITAL FUND III-B, L.P.
                                  ("ENCAP III-B") IS A LIMITED PARTNERSHIP
                                  ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS


      Number of         (7)      Sole Voting Power                     0
      Shares Bene-
      ficially          (8)      Shared Voting Power          1,445,537(1)
      Owned by
      Each              (9)      Sole Dispositive Power                0
      Reporting
      Person With       (10)     Shared Dispositive Power     1,445,537(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,445,537

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                       [ ]


(13)  Percent of Class Represented by Amount in Row (11)
                                                                       8.4%(2)

(14)  Type of Reporting Person (See Instructions)
                                                                           PN
------------------------------------------------------------------------------

     (1) EnCap III-B may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap Acquisition III-B, as exercised through EnCap III-B's sole general partner, EnCap Investments L.L.C. See Items 2 and 5.

     (2) Based on 16,696,597 shares of Common Stock issued and outstanding on March 18, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 26, 2003.

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)   [ ]
                                                                     (b)   [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                        OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                         [ ]


(6)   Citizenship or Place of Organization
                                  ENCAP INVESTMENTS L.L.C. ("ENCAP
                                  INVESTMENTS") IS A LIMITED LIABILITY COMPANY
                                  ORGANIZED UNDER THE LAWS OF THE STATE OF
                                  DELAWARE


      Number of       (7)      Sole Voting Power                    0
      Shares Bene-
      ficially        (8)      Shared Voting Power         3,934,535(1)
      Owned by
      Each            (9)      Sole Dispositive Power               0
      Reporting
      Person With     (10)     Shared Dispositive Power    3,934,535(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   3,934,535(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                      [ ]


(13)  Percent of Class Represented by Amount in Row (11)
                                                                       21.7%(3)

(14)  Type of Reporting Person (See Instructions)
                                                                            OO

-------------------------------------------------------------------------------

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by the EnCap Entities (as defined in Item 2). See Items 2 and 5.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by the EnCap Entities.

     (3) Based on 16,696,597 shares of Common Stock issued and outstanding on March 18, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 26, 2003.

ITEM 1. SECURITY AND ISSUER.

         No modification.

ITEM 2. IDENTITY AND BACKGROUND.

         Items 2(a) - (c) are amended in their entirety as follows:

         (a) - (c)

         EnCap Energy Capital Fund III, L.P. ("EnCap III") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III is engaging in oil and gas investments. EnCap Investments L.L.C. ("EnCap Investments") is the general partner of EnCap III.

         EnCap Energy Acquisition III-B, Inc. ("EnCap Acquisition III-B") is a Texas corporation with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Acquisition III-B is engaging in oil and gas investments. The controlling person of EnCap Acquisition III-B is EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership. Current information concerning the executive officers and directors of EnCap Acquisition III-B is set forth on Schedule I hereto.

         EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III-B is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III-B.

         EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas investments. EnCap Investments is the general partner or controlling person of EnCap III, EnCap Acquisition III-B, and BOCP Energy Partners, L.P., a Texas limited partnership (collectively, the "EnCap Entities"). Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company ("El Paso Merchant Energy").

         El Paso Merchant Energy is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on
Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation ("El Paso Corporation").

         El Paso Corporation is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

         (d) - (f)Items 2 (d) - (f) are amended in their entirety as follows:

         See Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No modification.

ITEM 4. PURPOSE OF TRANSACTION.

         No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by each of the reporting persons and the EnCap Entities. All percentages are based on 16,696,597 shares of Common Stock issued and outstanding on March 26, 2003.

                                           COMMON STOCK           DERIVATIVE SECURITIES              TOTAL
                                     ------------------------  ---------------------------  -----------------------
                NAME                     SOLE       SHARED         SOLE         SHARED         NUMBER       %(1)
------------------------------------ ------------ -----------  ------------ --------------  ------------ ----------
EnCap Investments L.L.C.                 --         2,533,540            --   1,400,995(2)     3,934,535      21.7%
EnCap Energy Capital Fund III, L.P.     1,266,144          --    755,178(2)      --            2,021,322      11.6%
EnCap Energy Acquisition III-B, Inc.      957,587          --    487,950(3)      --            1,445,537       8.4%
EnCap Energy Capital Fund III-B, L.P.    --           957,587      --           487,950(3)     1,445,537       8.4%
BOCP Energy Partners, L.P.                309,809          --    157,867(3)      --              467,676       2.8%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, options to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

(3) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

         (b) EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 3,934,535 shares of Common Stock collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

         EnCap III. EnCap III has the sole power to vote and dispose or direct the disposition of 2,021,322 shares of Common Stock through its general partner, EnCap Investments.

         EnCap Acquisition III-B. EnCap Acquisition III-B has the sole power to vote and dispose or direct the disposition of 1,445,537 shares of Common Stock through its controlling person, EnCap III-B.

         EnCap III-B. EnCap III-B may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 1,445,537 shares of Common Stock collectively owned by EnCap Acquisition III-B (by virtue of being the controlling person of EnCap Acquisition III-B), through EnCap III-B's general partner, EnCap Investments.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The following is added to Item 6:

Letter Agreement:

EnCap Investments entered into a Letter Agreement (the "Letter Agreement") dated April 14,2003 with Energy Capital Investment Company PLC, a company organized under the laws of England and Wales ("Energy PLC"). The purpose of the Letter Agreement was to amend the Investment Advisory Agreement dated February 4, 1994, as amended (the "Investment Advisory Agreement") by and between EnCap Investments and Energy PLC. Under the Investment Advisory Agreement, EnCap Investments served (subject to the terms thereof) as an advisor and manager with respect to the investment in, and re-investment of, the Issuer's securities.

Pursuant to the Letter Agreement, on and after April 16, 2003, EnCap Investments and Energy PLC agreed that EnCap Investments will no longer have
(i) any voting power with respect to the Securities (as defined in the Letter Agreement and which includes the securities of the Issuer), including the power to vote or direct the voting of the Securities, (ii) any investment power with respect to the Securities, including the power to dispose or direct the disposition of the Securities, or (iii) any other powers, rights, duties or obligations with respect to the Securities, including any powers or rights that would in any way attribute beneficial ownership of the Securities to EnCap Investments, with it being agreed by EnCap Investments and Energy PLC that all such powers, rights, duties, and obligations of EnCap Investments with respect to the Securities are revoked and that all such powers, rights, duties, and obligations with respect to the Securities are retained by, and vested solely in, Energy PLC or its applicable affiliate. Further, on and after April 16, 2003, (i) the Securities will no longer be deemed Investments (as defined in the Letter Agreement) under, or otherwise subject to the Investment Advisory Agreement, and (ii) EnCap Investments will not provide Energy PLC or its affiliates with any information regarding the Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following is added to Item 7:

Exhibit 10.12   -   Letter Agreement dated April 14, 2003 between EnCap
                    Investments L.L.C., a Texas limited liability company and Energy Capital Investment Company PLC, a company organized under the laws of England and Wales.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003                ENCAP INVESTMENTS L.L.C.

                                         By:   /s/ David B. Miller
                                               -----------------------------
                                               David B. Miller
                                               Managing Director


Date: April 23, 2003                ENCAP ENERGY CAPITAL FUND III, L.P.

                                         By: EnCap Investments L.L.C.,
                                                its General Partner


                                         By:   /s/ David B. Miller
                                               -----------------------------
                                               David B. Miller
                                               Managing Director


Date: April 23, 2003                ENCAP ENERGY ACQUISITION III-B, INC.


                                         By:   /s/ David B. Miller
                                               -----------------------------
                                               David B. Miller
                                               Vice President

Date: April 23, 2003                ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                         By: EnCap Investments L.L.C.,
                                                its General Partner


                                         By:   /s/ David B. Miller
                                               -----------------------------
                                               David B. Miller
                                               Managing Director

                                   EXHIBIT 1

                                   AGREEMENT

         The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: April 23, 2003                ENCAP INVESTMENTS L.L.C.

                                           By:   /s/ David B. Miller
                                                 -----------------------------
                                                 David B. Miller
                                                 Managing Director


Date: April 23, 2003                ENCAP ENERGY CAPITAL FUND III, L.P.

                                           By: EnCap Investments L.L.C.,
                                                  its general partner


                                           By:   /s/ David B. Miller
                                                 -----------------------------
                                                 David B. Miller
                                                 Managing Director


Date: April 23, 2003                ENCAP ENERGY ACQUISITION III-B, INC.


                                           By:   /s/ David B. Miller
                                                 -----------------------------
                                                 David B. Miller
                                                 Vice President

Date: April 23, 2003                ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                           By: EnCap Investments L.L.C.,
                                                  its general partner


                                           By:   /s/ David B. Miller
                                                 -----------------------------
                                                 David B. Miller
                                                 Managing Director

SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the executive officers and directors of EnCap Energy Acquisition III-B, Inc., (ii) the managing directors of EnCap Investments, (iii) the directors and executive officers of El Paso Merchant Energy, and (iv) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
(i) EnCap Energy Acquisition III-B, Inc.
    ------------------------------------
David B. Miller                       Director and        Managing Director of           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.              Vice President         EnCap Investments             3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                         Dallas, Texas 75219

D. Martin Phillips                   Director, Vice       Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           President, and         EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                  Secretary                                           Houston, Texas 77002

Robert L. Zorich                      Director and        Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150             President            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                      Houston, Texas 77002

Gary R. Petersen                     Director, Vice       Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           President, and         EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                  Treasurer                                           Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
(ii) EnCap Investments L.L.C.
     ------------------------
David B. Miller                        Managing           Managing Director of           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.              Director of            EnCap Investments             3811 Turtle Creek Blvd.
Dallas, Texas 75219                     EnCap                                               Dallas, Texas 75219
                                     Investments

D. Martin Phillips                     Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
Robert L. Zorich                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments

Gary R. Petersen                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
(iii) El Paso Merchant
      ----------------
Energy North America
--------------------
Company
-------
Robert W. Baker                     President and          President, El Paso             El Paso Merchant Energy
1001 Louisiana Street                  Director              Merchant Energy               North America Company
Houston, Texas  77002                                                                      1001 Louisiana Street
                                                                                           Houston, Texas 77002

John L. Harrison                     Senior Vice         Senior Vice President,           El Paso Merchant Energy
1001 Louisiana Street              President, Chief     Chief Financial Officer,           North America Company
Houston, Texas  77002             Financial Officer,      and Treasurer El Paso            1001 Louisiana Street
                                    and Treasurer            Merchant Energy               Houston, Texas 77002

H. Brent Austin                        Director            President and Chief              El Paso Corporation
1001 Louisiana Street                                     Operating Officer, El            1001 Louisiana Street
Houston, Texas  77002                                       Paso Corporation               Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
(iv) El Paso Corporation
     -------------------
Ronald L. Kuehn, Jr.               Chairman of the       Director, Chairman of            El Paso Corporation
1001 Louisiana Street                  Board,                 the Board,                 1001 Louisiana Street
Houston, Texas  77002              Chief Executive        and Chief Executive            Houston, Texas  77002
                                   Officer, and            Officer of El Paso
                                     Director                 Corporation

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
H. Brent Austin                     President and         President and Chief             El Paso Corporation
1001 Louisiana Street              Chief Operating       Operating Officer of            1001 Louisiana Street
Houston, Texas  77002                  Officer            El Paso Corporation            Houston, Texas 77002

Robert W. Baker                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

Greg G. Jenkins                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

D. Dwight Scott                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street               President and         and Chief Financial            1001 Louisiana Street
Houston, Texas  77002              Chief Financial        Officer of El Paso             Houston, Texas 77002
                                      Officer                 Corporation

David E. Zerhusen                  Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

John W. Somerhalder II           President, Pipeline      President, Pipeline             El Paso Corporation
1001 Louisiana Street                   Group                  Group of                  1001 Louisiana Street
Houston, Texas  77002                                     El Paso Corporation            Houston, Texas 77002

Peggy A. Heeg                      Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President                   and                    1001 Louisiana Street
Houston, Texas  77002                    and             General Counsel of El           Houston, Texas 77002
                                   General Counsel               Paso
                                                              Corporation

Jeffrey I. Beason                    Senior Vice         Senior Vice President            El Paso Corporation
1001 Louisiana Street               President and                 and                    1001 Louisiana Street
Houston, Texas  77002                Controller          Controller of El Paso           Houston, Texas 77002
                                                              Corporation
Byron Allumbaugh                      Director             Retired Chairman               33 Ridgeline Drive
33 Ridgeline Drive                                          Ralphs Grocery              Newport Beach, CA 92660
Newport Beach, CA 92660                                         Company

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
John M. Bissell                       Director         Chairman of the Board of              Bissell Inc.
2345 Walker Ave. N.W.                                        Bissell Inc.              2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                  Grand Rapids, MI 49501

Juan Carlos Braniff                   Director               Vice Chairman                 Universidad 1200
Universidad 1200                                           Grupo Financiero                    Col. XOCO
Col. XOCO                                                      Bancomer                 Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339
                                                                                       Name, Principal Business
James F. Gibbons                      Director           Professor at Stanford            Stanford University
Stafford University                                           University                 Paul G. Allen Center
Paul G. Allen Center for                                 School of Engineering          for Integrated Systems
Integrated Systems                                                                    Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                      Stanford, CA 94305
Stanford, California  94305

Robert W. Goldman                     Director            Business Consultant              13 Dupont Circle
13 Dupont Circle                                                                        Sugar Land, Texas 77479
Sugar Land, Texas 77479

Anthony W. Hall, Jr.                  Director               City Attorney                  City of Houston
900 Bagby, 4th Floor                                    City of Houston, Texas           900 Bagby, 4th Floor
Houston, Texas  77002                                                                    Houston, Texas 77002

William A. Wise                       Director                  Retired                   El Paso Corporation
1001 Louisiana Street                                                                    1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

J. Carleton MacNeil Jr.               Director           Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                             Apt. 227D
Apt. 227D                                                                                Delray, Florida 33483

Delray, Florida 33483
Thomas R. McDade                      Director          Senior Partner, McDade,         McDade, Fogler, Maines,
Two Houston Center                                              Fogler,                         L.L.P.
909 Fannin, Suite 1200                                      Maines, L.L.P.                Two Houston Center
Houston, Texas  77010                                                                   909 Fannin, Suite 1200
                                                                                         Houston, Texas 77010

Malcolm Wallop                        Director           Frontiers of Freedom       Frontiers of Freedom Foundation
Frontiers of Freedom                                          Foundation              12011 Lee Jackson Memorial
Foundation                                                                                       Hwy.
12011 Lee Jackson                                                                          Fairfax, VA 22033
Memorial Hwy.
Fairfax, Virginia  22033

                                      I-4

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
            Name and                  Capacity in               Principal              which Principal Occupation is
        Business Address              Which Serves             Occupation                        Conducted
        ----------------              ------------             ----------                        ---------
Joe B. Wyatt                          Director            Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                      Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                    Suite 1410
Nashville, Tennessee  37203                                                               Nashville, TN 37203

John Whitmire                         Director          Chairman of the Board,            Consol Energy, Inc.
10101 Southwest Freeway                                   Consol Energy, Inc.        10101 Southwest Freeway, #380
#380                                                                                       Houston, TX 77074
Houston, Texas  77074

J. Michael Talbert                    Director          Chairman of the Board,             Transocean, Inc.
4 Greenway Plaza                                           Transocean, Inc.                4 Greenway Plaza
Houston, Texas  77046                                                                      Houston, TX 77046

James L. Dunlap                       Director            Business Consultant            1659 North Boulevard
1659 North Boulevard                                                                       Houston, TX 77006
Houston, Texas  77006

(d) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting persons, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.

                                      I-5